To the United States Securities and Exchange Commission
We consent to the incorporation by reference in the Annual Report on Form 40-F of Cybin Inc. (the “Company”) of our report dated June 30, 2025, with respect to the consolidated statement of financial position of the Company as at March 31, 2025 and March 31, 2024 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

Toronto, Canada                                                                    Chartered Professional Accountants
June 30, 2025                                                                       Licensed Public Accountants